

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 10, 2009

Via U S Mail and FAX [(914) 592-6148]

Elise Nissen
Chief Financial Officer
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York 10523

> **Re:** **AFP Imaging Corporation**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **File No. 0-10832**

Dear Ms. Nissen:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Elise Nissen

Form 10-K for the fiscal year ended June 30, 2008

Management Discussion and Analysis

Results of Operations, page 16

1.   Please tell us and disclose in future filings the significant cost cutting measures instituted
        in fiscal 2009, including the specific activities that you will undertake, additional charges
        or asset impairments that you expect to record as a result of these activities, and the
        impact that this is expected to have on future operations.

Note 1 Nature of Business and Significant Accounting Policies

-- Inventory, page F-8

2.   Please tell us and disclose in future filings the amount of demonstration equipment
        included in inventory. In addition, clarify why this equipment is included in inventory
        and whether it is held for sale.

Note 11 Goodwill and Other Intangible Assets, page F-19

3.   Please tell us, and revise future filings to disclose, the specific circumstances leading to
        the $5.6 million impairment of developed technologies and customer relationships as of
        June 30, 2008. In addition, disclose significant estimates and assumptions used to
        determine estimated fair value. Refer to the requirements of paragraph 26 of SFAS 144.

4.   We note your disclosure on page 12 that you tested goodwill for impairment and
        determined that there was no impairment to the carrying value at June 30, 2008. We also
        note your disclosure on page 12 of your Form 10-Q for the quarterly period ended
        December 31, 2008 that "you do not believe that there is any impairment in goodwill or
        other intangible assets at December 31, 2008, however you inability to obtain additional
        financing alternatives, operating or cash flow losses, ….may result in future impairment."
        Please tell us and disclose in future filings how you determined that there was no
        impairment in goodwill at June 30, 2008 or December 31, 2008, considering your
        recurring losses, decreasing stock price, cash flow deficits, the economic downturn, and
        the impairment to developed technologies and customer relationships. Please tell us and
        in future filings describe your methods, models and significant assumptions and how you
        determined the fair value of your reporting units for goodwill impairment testing
        purposes.

Ms. Elise Nissen
AFP Imaging Corporation

Item 9A Controls and Procedures, page 23

5.   We note disclosures on page 23 that internal controls over financial reporting were not operating effectively. In future filings please revise to clearly state that internal controls over financial reporting "were effective" or "were not effective".

6.   We note your disclosures on pages 23 and 24 that "it was determined that there were control deficiencies that when aggregated, may possibly be viewed as a material weakness in our internal control over financial reporting as of June 30, 2008." Please revise in future filings to clearly state whether each of these deficiencies are a material weakness or are not a material weakness and remove the language "may possibly be viewed as".

7.   In future filings under Remediation of Material Weaknesses, please revise the first paragraph to remove the reference to management's conclusion about audit adjustments. You could clarify that these weaknesses did not result in any errors to the financial statements.

Exhibits 31.1, 31.2, & 31.3

8.   We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file amendments to the Form 10-K for fiscal 2008 to include certifications that include the required paragraphs. You may file abbreviated amendments to these documents that include a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

9.   In addition, in future filings, including any amendments, please ensure that the wording of the certification is exactly the same as that provided at Item 601(b)(31)(i) of Regulation S-K. For example, in the Forms 10-K and 10-Q, we note that you replaced the word "report" with the words "Annual Report" and "Quarterly Report", respectively. In future filings please revise to ensure that the certifications are consistent with the required wording.

10.   We also note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the
beginning of each certification should be revised so as not to include such individual's title.

Ms. Elise Nissen

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief